Renewal Fuels, Inc.

401 N. Carroll Avenue, Ste 192

Southlake, TX 76092

480-788-7420

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Subject: Request for Withdrawal of Registration Statement on Form 10 (File No. 001-43193)

Renewal Fuels, Inc. hereby requests withdrawal of its Registration Statement on Form 10, filed on March 12, 2026, pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was inadvertently filed under Section 12(b) instead of Section 12(g) of the Securities Exchange Act of 1934. No securities have been sold in connection with this registration statement, and the Company intends to refile a corrected Form 10 under Section 12(g) promptly. The withdrawal is consistent with the public interest and the protection of investors.

Respectfully submitted,

Renewal Fuels, Inc.

By: /s/ Richard Hawkins
Richard Hawkins
Chief Executive Officer
Date: March 16, 2026